

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 6, 2008

Via U.S. Mail and Fax (208-343-1321)
Ms. Shannon M. Stith
Chief Financial Officer
PCS Edventures!.com, Inc.
345 Bobwhite Court, Suite 200
Boise, Idaho   83706

> **RE: PCS Edventures!.com, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 29, 2007 and amended August 17, 2007**
>
> **Form 10-Q for the quarter ended December 31, 2007**
> **File No. 0-49990**

Dear Ms. Stith:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended March 31, 2007

Note 2 – Summary of Significant Accounting Policies, page 57

1.   Refer to your accounting policy for revenue recognition on pages 58 and 59. Tell us whether the equipment, software and licenses are considered to be revenue arrangements with multiple deliverables and clarify how you recognize revenue from each component, if applicable. See EITF 00-21 for guidance.

2.   Please also tell us your basis in GAAP for recognizing revenue relating to the sales of learning labs at the time that you have delivered 90% or greater of the weighted average cost of goods to the customer.

Form 10-QSB for the period ended December 31, 2007

3.   We note that your accounts receivable balance has increased relative to your revenues for the period. Tell us and expand your MD&A in future filings to discuss the increase in accounts receivable, any issues related to collectibility and the impact on your liquidity due to this increase in accounts receivable.

4.   Tell us and disclose in future filings the status of the material contract with PCS Middle East, including the nature of the contract and how you recognize revenue on any transactions under the contract.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director